April 6, 2005

Via Edgar

Ms. Kate Tillan

Office of the Chief Accountant, Division of Corporation Finance, Securities and Exchange Commission

Washington, DC 20549-0305 U.S.A.

Re:	Kyocera Corporation
Annual Report on Form 20-F for the year ended March 31, 2004
File No. 001-07952

Dear Ms. Tillan:

In response to the comments of the staff of the Securities and Exchange Commission in your letter dated February 3, 2005 with respect to the annual report on Form 20-F of Kyocera Corporation (“Kyocera”) for the year ended March 31, 2004, we provide the following responses. For your convenience, we have included the text of the staff’s comments below and have keyed our responses accordingly.

As described in the responses below, in response to certain of the staff’s comments, we have agreed to revise relevant disclosures in future filings, but any such revisions implemented in future filings should not be taken an admission that prior disclosure were in any way deficient.

Item 5. Operating and Financial Review and Prospects

Results and Operation – Page 33 to 44

1.	We note in your 6-K filed on October 28, 2004 that you began the implementation of structural reforms in the first half of 2005 in order to reorganize your optical instruments business, which led to recording approximately 1.9 billion yen in operating expenses in the six months ended September 30, 2004 (increasing to approximately 7.6 billion yen for the full year 2005.) In future filings, if such a plan has been implemented and the amount is material, please revise your analysis of results of operations to include a discussion of the structural reforms.

Response:

In future filings, we will revise our analysis of results of operations to include a discussion of the structural reforms.

Item 15. Controls and Procedures – Page 9

2.	We note your disclosure that “Except as noted above, no change in internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934) occurred during year ended March 31,2004 that has materially affected, or is reasonably likely to materially affect, Kyocera’s internal control over financial reporting.” In future filings, if correct, please revise to state clearly that there were changes in your internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Response:

In future filings, we will state clearly whether there were changes in our internal controls over financial reporting that occurred during the relevant period and that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Notes to The Consolidated Financial Statements

Note 1. Accounting Policies

General

3.	Consider revising future filings to include an accounting policy for the basis of accounting for trade receivables and lease financings. Refer to paragraphs 13(a)(1) and 13(a)(4) of SOP 01-6.

Response:

Our interest income on trade receivables and lease financings for the year ended March 31, 2004 was approximately ¥8 billion, representing 0.70 % of our net sales for the year. In future filings, considering their significance, we will add an accounting policy for the basis of accounting for trade receivables and lease financings and the method of recognition of interest income on each of them, as required by SoP 01-6 paragraphs 13(a)(1) and 13(a)(4).

Revenue Recognition – Page F-7

4.	Your accounting policy for revenue recognition should be specific to the company and not just provide general revenue recognition rules. The policy should include material assumptions and estimates, material changes, reasonably likely uncertainties and significant quantitative information about revenues. We note that you sell your products to distributors, wholesalers, manufacturers and end users and that you record revenue from the sale of products, provision of services, lease of equipment and rental of real estate. You should disclose, if applicable, revenues from such activities (and cost of such revenues) on the face of the income statement. Please refer to Items 5-02(b)(1) & (b)(2) of Regulation S-X. We note that revenues from three of your segments are principally recognized upon delivery to customers. You should indicate whether your shipping terms are customarily FOB shipping point or FOB destination. Do you only record revenue upon transfer of title, or are there situations where this is not the case? Please explain. Why do you use the term “generally”? Disclose contingencies such as rights of return, conditions of acceptance, warranties, price protection, etc. and describe how you account for them. Please provide this information supplementally and in future filings.

Response:

In aggregate, revenues from the provision of services, lease of equipment and rental of real estate comprised 8.8 % of our net sales for the year ended March 31, 2004. As such, we did not disclose revenues from these activities separately in the income statement. In future filings, if such revenues exceed 10% of our net sales, we will disclose them separately in the income statement as required by Regulation S-X.

In future filings, we will expand our accounting policy on revenue recognition to include a discussion of shipping terms and significant contingencies (which, for us, are sales returns and product warranty), assumptions and estimates as follows:

Kyocera sells various types of products, including fine ceramic parts, semiconductor parts, and telecommunication equipment. Kyocera recognizes revenue upon completion of the earnings process, which occurs when products are shipped to the customer in accordance with the terms of an agreement of sale, there is a fixed or determinable selling price, title and risk of loss have been transferred, and collectibility is reasonably assured. These conditions are satisfied at the time of delivery to customers in domestic sales (FOB destination) and at the time of shipment (FOB shipping) for export sales.

Sales returns

Kyocera records an estimated sales return allowance at the time of sales based on its historical returns experience.

Products warranty

At the time of sale, Kyocera accrues a product warranty liability for claims under warranties relating to the products that have been sold.

Revenue from services, rental and others

In addition to the tangible products as discussed above, Kyocera also provides certain services, primarily financial services provided by Kyocera Leasing Co., Ltd., (KLC), a wholly-owned subsidiary of Kyocera. Revenue from direct financing leases is recognized over the term of the lease, and amortization of unearned lease income is recognized using the interest method. Interest income on installment loans is recognized on an accrual basis. Kyocera also enters into real estate rental transactions and rental income is recognized on a straight-line basis over the period of the contract.

5.	We note the objects of Kyocera Corporation as set forth on page 77. Your current revenue recognition policy does not address accounting for revenues from the objects listed in 16-22. Please tell us whether or not you are involved in these businesses and, if so, please quantify the revenues from each object for fiscal 2004.

Response:

The list on Page 77 is derived from the list of Kyocera’s objectives set forth in its Articles of Incorporation. We are currently involved in each of the business described in items in 16 – 22, although, for the year ended March 31, 2004, in aggregate the revenues from these businesses comprised only 1.27% of our net sales. The table below sets forth the types of business described in Kyocera’s Articles of Incorporation and the revenues from such businesses for the year ended March 31, 2004:

(Yen in Millions)

Article No	Type of business	Amount of revenue	%
1 to 15	Article 1 to 15	¥1,126,292	98.73
16	Design, control and contract of construction relating to public works, building, electric equipment and piping construction	416	0.04
17	Sale, purchase, lease, maintenance and brokerage of real estate	2,288	0.20
18	Lease, maintenance and management of facilities relating to sports, recreation, medical care, hotels and restaurants, and the travel agency business	2,946	0.26
19	Road freight handling and	148	0.01
20	Business relating to non-life insurance agency and life insurance canvassing, and general leasing, factoring and finance business	8,016	0.70
22	Design and sale of software relating to computers	708	0.06
	Total consolidated net sales	¥1,140,814	100.00

Cash and Cash Equivalents – Page F-7

6.	Cash equivalents are short-term, highly liquid investments that are both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. See paragraph 8 of SFAS 95. Please tell us why it is appropriate under SFAS 95 to classify short-term commercial notes as a cash equivalent.

Response:

Although our policy does reference commercial notes, based on a review of our cash equivalents for the years ended March 31, 2004 and 2003, we did not have any commercial notes classified as cash equivalents. The cash and cash equivalents we currently hold are limited to bank deposits whose original maturities are less than three months. We will revise future filings to clarify the relevant narrative disclosure in Note 1.

Earnings and Cash Dividends per Share – Page F-10

7.	Dividends declared on stock that is accounted for as equity should generally be reflected as a liability when declared. We note that you reflect the dividends when paid. Please tell us why and cite the accounting literature upon which you relied. We also note that the reported amount of cash dividends paid in the consolidated statements of cash flows does note agree to the amounts in the consolidated statements of stockholders’ equity. Please tell us why.

Response:

In response to the staff’s comment, we note that Japanese registrants have a policy of recognizing the liability for dividends when the dividend is approved by stockholders rather than when the dividend is declared by the company. This is because the Japanese Commercial Code provides that the company’s obligation to pay a cash dividend is fixed by the approval of stockholders at the annual stockholders’ meeting. Therefore, we reflect the dividends when approved at the annual stockholders’ meeting. This process was is described in the Note 12, “Subsequent Events”, on Page F-37 in our Form 20-F. The actual payments are made within a few days after the annual stockholders’ meeting.

The amount of cash dividends in the consolidated statements of stockholders’ equity only reflects the cash dividends paid by the parent company (Kyocera). On the other hand, the amount of cash dividends paid as shown in the consolidated statements of cash flows includes the cash dividends paid by our Kyocera’s subsidiaries to their minority interests in addition to those paid by the parent company.

Note 3. Business Combinations – Page F-12

8.	Please tell us and disclose in future filings the significant factors that contributed towards a purchase price less than the fair value of the net assets of 12,157 million yen for Kinseki and 3,329 million yen for Kyocera. Please explain to us how you determined the estimated fair values of each significant asset or liability acquired. Please show us and revise future filings to include the disclosures required by paragraphs 51(e) and 52 of SFAS 141. We note that the estimated fair value of the net assets acquired for each company equals the total book value of the net assets of each company and that you only acquired 71.91% of Kinseki. Please tell us if you entered into any other agreements with these companies or their shareholders in conjunction with the acquisitions.

Response:

Kyocera acquired Kinseki and Kyocera Chemical Corporation through statutory share exchanges under Japanese law. The exchange ratios were determined by third party appraisers. In both cases, market values of the shares exchanged were lower than the fair value of net assets acquired.

At the time of the announcement of these acquisitions, the view of the investors and capital markets was that each of these companies was facing financial difficulties and would be unable, by itself, to realize the full service potential of its production facilities and other fixed assets. This resulted in the lower value of their businesses relative to the fair values of the assets acquired and liabilities assumed.

Kyocera determined the fair values of the following major assets acquired and liabilities assumed as described below:

•	Inventory was valued at amounts approximating selling prices less costs to sell and a reasonable profit for the completion of the selling effort.

•	The face values less allowances for uncollectible accounts were deemed to approximate the fair values of accounts receivable because of their short-term nature.

•	Marketable securities were valued at the price quoted in stock markets.

•	Buildings and machinery were valued based on replacement costs less estimated accumulated depreciation at the time of the acquisition.

•	Lands were valued based on the land price index published by Japanese local governments.

•	The face values of current liabilities including accrued expenses and accounts payable were deemed to approximate their fair values because of their short-term nature.

•	The retirement benefit obligation was adjusted based on the current estimate of the project benefit obligations, less the fair values of the plan assets.

•	Other non-current liabilities were adjusted using current interest rates to the extent stated rates were materially different from the current rates.

In our financial statements for the year ended March 31, 2003, the condensed balance sheet of Kinseki included the assets and liabilities pertaining to the 28.09% interest we already owned and those pertaining to the additional 71.91% interest we acquired in 2003. The excess of net assets acquired over consideration of ¥12,157 million described in the footnote assumed that we acquired 100% of Kinseki, whereas the actual purchase price allocation was calculated for the additional 71.91%. We will revise future filings to clarify this disclosure.

The following table summarizes the purchase price allocation of Kinseki’s assets acquired and liabilities assumed for the 71.91% additional interest acquired as of the acquisition date:

(Yen in Millions)
Cash and cash equivalents	¥9,860
Trade receivables	6,108
Inventories	3,643
Property, plant and equipment	14,047
Investments and other	2,897
Trade payables	(1,773)
Retirement benefit obligation	(2,131)
Long-term borrowings	(6,246)
Other liabilities	(3,455)

Net assets acquired	22,950
Fair value of consideration paid	15,159

Excess of net assets acquired over consideration	¥7,791

The excess of net assets acquired over consideration of ¥7,791 million was charged against property, plant and equipment.

The following table summarizes the purchase price allocation of Kyocera Chemical Corporation’s assets acquired and liabilities assumed as of the acquisition date:

(Yen in Millions)
Cash and cash equivalents	¥4,108
Trade receivables	9,228
Inventories	2,621
Property, plant and equipment	18,244
Other assets	1,143
Trade payables	(6,209)
Short-term borrowings	(5,229)
Retirement benefit obligation	(9,153)
Other liabilities	(1,993)

Net assets acquired	12,760
Fair value of consideration paid	9,431

Excess of net assets acquired over consideration	¥3,329

The excess of net assets acquired over consideration of ¥3,329 million was charged against property, plant and equipment.

We did not enter into any other agreements with these companies or their shareholders in conjunction with these acquisitions.

We will revise our future filings to reflect the information above.

9.	We note your disclosure that the results of operations for KCC before your investment included in the pro forma amounts reflect balances calculated in accordance with Japanese GAAP. It does not appear appropriate to combine U.S. GAAP financial statements with Japanese GAAP financial statements to prepare the pro forma data required by SFAS 141. Please revise in future filings, or tell us why the current presentation in appropriate.

Response:

For KCC, we evaluated the GAAP adjustments in the context of the pre-acquisition income statement period. We concluded that the differences would not result in materially different pro forma income statement results based on the nature of the adjustments and the relative size of KCC in relation to Kyocera Corporation. Therefore, the balances, although labeled Japanese GAAP, are in accordance with US GAAP in all material respects. As requested by the staff we will revise future filings to indicate U.S. GAAP amounts were used.

Note 5. Finance Receivables – Page F-16

10.	We note that you have other finance receivables of 84,254 million yen as of March 31, 2004, net of an allowance for doubtful accounts of 35,937 million yen, of 19% of the gross amount of those receivables. Footnote (b) to the table on page F-16 states that other finance receivables consist primarily of installment loans to affiliates and other parties. Please respond to the following comments:

•	Please tell us and quantify the significant components of your other finance receivables.

Response:

Other finance receivables consist of the following:

—Installment loan to the third party corporations: ¥111,038 million

—Installment loan to the third party individuals: ¥38,465 million

—Other: ¥37,846 million

•	Please tell us the nature and amount of installment loans to affiliates. Explain the nature of the affiliate relationship. Tell us why you have not separately disclosed these related party loans.

Response:

For the years ended March 31, 2004 and 2003, we had no installment loans to affiliates. In future filings we will revise the narrative disclosure appropriately. We will also separately disclose in future filings any related party loans we enter in to into, as applicable.

•	Please tell us the nature of the allowance for doubtful accounts. That is, we note the amount of the provision charged to income in each of the last three years was relatively small compared to the balance in the allowance account.

Response:

In the latter half of the 1990’s, the Japanese economy suffered financial instability and Japanese financial institutions pursued tight credit policies with their customers. During that period, Kyocera Leasing Co., Ltd. (KLC), a wholly-owned subsidiary of Kyocera which provides credit financing and commercial lease services, experienced poor customer credit conditions, and it had rapidly increased its allowance for doubtful accounts rapidly. In 1998 and 1999, several of Japan’s major banks were re-capitalized with public funds. Since then, the business and financing conditions for Japanese financial institutions have been recovering. This recovery and the stable trend affected in business outlook positively both KLC’s business and its customers’ credit condition. Further, KLC has been charging off or selling long outstanding loans and increasing investments to customers with high credit ratings.

•	Please tell us the nature of the charge-off of 13,763 million yen in fiscal 2004.

Response:

For the year ended March 31, 2004, a decrease of ¥13,200 million out of ¥13,763 million of the charge-off was recorded in accordance with SFAS 140 as a result of sales to financial institutions of long outstanding loans against which significant valuation allowance had been raised.

Note 11. Stock Option Plans – Page F-25

11.	Revise future filings to clarify the general terms of awards under your domestic stock option plan in accordance with paragraph 46 of SFAS 123. It is not clear in the current presentation when the awards granted in 2004 vest, become exercisable and expire.

Response:

In future fillings, we will clarify the general terms of the awards and the disclosures as required by SFAS 123. Supplementally, the awards in the year ended March 31, 2004 were granted on September 1, 2003, became exercisable on October 1, 2003 and will expire on September 30, 2008.

12.	It appears that you may have canceled options in fiscal 2004 and re-issued options at a lower exercise price. We note that you granted 1,068,900 options in 2004 and cancelled 1,366,900 options. Please explain and tell us how you accounted for the issuances and why.

Response:

The 1,366,900 cancelled options were granted under five plans. Four of those plans (covering 1,291,300 options) expired at maturity or were cancelled due to retirement of employee-grantees. The fifth plan (covering 75,600 options) was voluntary cancelled by its employee-grantees. Those employees under the fifth plan received options under a new stock option plan, which were granted on September 1, 2003 with a lower exercise price than that under the cancelled plan. The September 1, 2003 option grant was made at market value. The re-priced 75,600 options are accounted as variable from the date of the modification (September 1, 2003) to the date the options are exercised, forfeited, or expired in accordance with FIN 44 – “Accounting for Certain Transactions involving Stock Compensation”, an interpretation of APB 25. We will revise our disclosure in future filings to make this point clearer.

Note 16. Income Taxes – Page F-31

13.	In regard to your undistributed earnings of your subsidiaries and affiliates, please revise future filings to include the disclosures required by paragraph 44 of SFAS 109.

Response:

In future filings, we will include the disclosures of our undistributed earnings of our subsidiaries and affiliates in accordance with paragraph 44 of SFAS 109.

14.	We note that if the earnings of foreign subsidiaries and affiliates are remitted, it would result in nominal tax by utilization of available foreign tax credits. Please tell us and describe in future filings the nature and amount of your available foreign tax credits.

Response:

Foreign tax credits that are available for us consist of: (1) Direct Foreign Tax Credits: — the total of withholding taxes on interest income, dividend income, and royalty income from foreign countries, and (2) Indirect Foreign Tax Credits: — foreign corporate income and other taxes allotted to the dividends received from foreign affiliates/subsidiaries to Kyocera. In future fillings, we will disclose the nature and amount of available foreign tax credits. As of March 31, 2004, carryforward amounts of excess foreign tax credits totaled ¥321 million, and those of excess foreign tax credit limitations totaled ¥1,834 million.

15.	We note your claim that 60% of you net operating loss carryforwards will not expire. Please tell us and disclose in future filings the nature of these NOL carryforwards and why you believe they have an infinite life.

Response:

Our NOLs, which have no expiration date, were mostly recorded by AVX Corporation, a U.S. subsidiary of Kyocera, which in turn has subsidiaries in Germany, Israel, France, Brazil and the United Kingdom where the net operating loss carryforwards have no expiration date. Such net operating loss carryforwards amounted to ¥31,583 million at March 31, 2004.

In future filings, we will revise our disclosure on income taxes to reflect the information above.

Note 18. Segment Reporting – Page F-33

16.	Please tell us the nature of the organization of the reports reviewed by your CODM under SFAS 131 and explain how you determined your reportable segments.

Response:

We manage our businesses based on products and services which are referred to as “product lines”.

Our CODM reviews reports prepared based on these products lines, which include financial information on revenue and operating profits of each product line, to make decisions about the Company’s resources to be allocated to each business and assess their performance. There are 36 individual product lines included in the report provided to the CODM. We reviewed our individual operating segments for significance in accordance with the guidance in Paragraph 18 of FAS 131. Of the 36 product lines, three met the quantitative thresholds for separate disclosure, with the remaining 33 being quantitatively insignificant. The quantitatively significant segments as of March 31, 2004 are AVX Corporation, Mobile Communications and Information Equipment. Historically, in order for our reportable segment disclosure to be meaningful, we have disclosed our reportable segments on the basis for which the information is summarized in our report to the CODM, as shown in the table attached as Appendix A to this letter. The Fine Ceramics Group consists of ten product lines. These product lines manufacture electronic parts based on fine ceramic technologies and their products are distributed to manufacturers in electronics industries. There are ten product lines in the Electronic Devices Group which produce components, modules or devices with microscopic production processes that are sold to second manufacturers that produce telecommunications and computing equipment. The Equipment Group consists of five product lines that sell telecommunication and information processing equipment to end-users. The Other Group consists of 11 other insignificant product lines.

Please contact the undersigned, Shoichi Aoki, or our legal counsel, Sullivan & Cromwell LLP, if you have any questions.

Sincerely,

/s/ Shoichi Aoki

Shoichi Aoki

General manager of Financial and Accounting Department

Kyocera Corporation

Tel: +81-75-604-3500

Fax: +81-75-604-3557

CC:

Mr. Daniel Gordon

Mr. Tom Dyer

Office of Chief Accountant, Division of Corporation Finance, Securities and Exchanged Commission

Mr. Izumi Akai, Esq.

Sullivan & Cromwell LLP

Tel: +81-3-3213-6145

Fax: +81-3-3213-6470

Mr. Yukihiro Matsunaga

Partner, ChuoAoyama PricewaterhouseCoopers

Tel: +81-75-241-1945

Mr. Paul Bruner

Partner, PricewaterhouseCoopers

Tel: +61-2-8266-4664

Mr. Dennis Neider

Partner, PricewaterhouseCoopers L.L.P.

Tel: +1-973-236-4996

Appendix A

Operating Segment reviewed by CODM	CODM Summary	Reported Segment
FINE CERAMICS RELATED BUSI. GROUP
FINE CERAMICS DIV.RELA.TOTAL
AUTOMOTIVE COMP.DIV.RELA.TOTAL
SEMI.COMP. SALES DIV.RELA.TOTAL
CERAMICS PKG.DIV.RELA.TOTAL(NET PRO.)
COMM. DEVICES DIV.RELA.TOTAL(NET PRO.)
ORGANIC PKG.DIV.RELA.TOTAL(NET PRO.)
ELIMINATION
(SEMICONDUCTOR COMP.RELA.TOTAL)
FINE CERAMICS RELATED BUSI.GROUP TTL	FINE CERAMICS RELATED BUSI.GROUP TTL	Fine Ceramics Group

‚FC APPLIED. PRODUCTS.RELA. BUSI. GROUP
SOLAR ENERGY DIV.RELA TOTAL
CUTTING TOOL DIV.RELATED TOTAL
BIOCERAM DIV.RELATED TOTAL
JEWELRY & APPLI.PROD.DIV.RELATED TOTAL
FC APPLI.PROD.RELATED BUSI. GROUP TTL	FC APPLI.PROD.RELATED BUSI. GROUP TTL	Fine Ceramics Group

ƒELECTRONICS DEVICES RELATED BUSI.GROUP
ELECTRONICS COMP.SALES.DIV.RELA.TOTAL
C.D.R DIV. RELA.TOTAL(NET PRO.)
ELECTRONICS COMP.DIV.RELA.TOTAL(NET PRO.)
ELIMINATION
(KYOCERA ELECTRONICS.COMP.RELA.TOTAL)
ELCO RELATED TOTAL
KINSEKI RELATED TOTAL
AVX RELATED TOTAL
THIN FILM DEVICE DIV.RELATED TOTAL
LED DIV.RELATED TOTAL
LIQUID CRYSTAL DISPLAY DIV.RELA TOTAL
MICRO DEVICE DIV.RELATED TOTAL(NET PRO.)
ELECTRONICS DEVICES RELA.BUSI.GROUP TTL	ELECTRONICS DEVICES RELA.BUSI.GROUP TTL	Electronic Devices Group

„CONSUMER & EQUIPMENTS RELATED BUSI.GROUP
COMM.EQUIP.SYS.SALES.DIV.RELA.TOTAL
MOBILE COMM.EQUIP.DIV.RELA.TOTAL
COMM.SYS.EQUIP.DIV.RELA.TOTAL
ELIMINATION
(COMM.EQUIP.DIV.RELA.TOTAL)
INFORMATION.EQUIP.DIV.RELA.TOTAL
OPTICAL.EQUIP.DIV.RELA.TOTAL
CONSUMER & EQUIPMENTS RELA.BUSI.GROUP TTL	CONSUMER & EQUIPMENTS RELA.BUSI.GROUP TTL	Equipment Group

…OTHER BUSI. GROUP
KYOCERA CORPORATION (except for above product lines)
KYOCERA COMM.SYSTEMS CO.(CONS.)
KYOCERA REALTY DEV.CO.(CONS.)
KYOCERA LEASING CO.(CONS.)
KYOCERA INTERNATIONAL CO.Ltd.
KYOCERA CHEMICAL CO.(CONS.)
SKE (except for above product lines)
SKRD
KTST
PIAZZA
KAI (except for above product lines)
OTHER BUSI.GROUP TOTAL	OTHER BUSI.GROUP TOTAL	Other Group